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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             SCHEDULE 13D-Amendment

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                        Cooper & Chyan Technology, Inc.
                       ---------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                  -------------------------------------------
                         (Title of Class of Securities

                                  216624 10 6
                               -----------------
                                 (CUSIP Number)

                                Paul Lippe, Esq.
                                 Synopsys, Inc.
           700 East Middlefield Road, Mountain View, California 94043
                                 (415) 962-5000
        ----------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                         Dec. 16, 1996 - Jan. 24, 1997
                       ----------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed


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to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). This is an amendment to the Company's filing on Schedule 13D filed with the Commission on May 6, 1996. The following material supplements and amends that original filing.


                                  SCHEDULE 13D

---------------------                            -----------------
CUSIP NO. 216624 10 6                            PAGE 2 OF 6 PAGES
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  1     NAME OR REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Synopsys, Inc.
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) / /      (b) / /  (See Instructions)

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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO
        ITEMS 2(d) OR 2(e)      / /

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
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                         7   SOLE VOTING POWER

  NUMBER OF                     988,361
   SHARES               -----------------------------------
BENEFICIALLY             8   SHARED VOTING POWER
  OWNED BY
    EACH                -----------------------------------
 REPORTING               9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                        988,361
                        -----------------------------------
                        10   SHARED DISPOSITIVE POWER


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--------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
        988,361
--------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
        (See Instructions)      / /
--------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.6%
--------------------------------------------------------------
  14    TYPE OF REPORTING PERSON  (See Instructions)
        CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

ITEM 2. IDENTITY AND BACKGROUND.

        The name, business address, present principal occupation (and the name and address of any corporation or other organization in which such employment is conducted) and citizenship of each member of the Board of Directors and executive officer of Synopsys is as follows:

*   Director of Synopsys.
**  Director and executive officer of Synopsys.
*** Executive officer of Synopsys.

                        PRESENT PRINCIPAL OCCUPATION OR
NAME                    EMPLOYMENT AND BUSINESS ADDRESS
----                    -------------------------------
Harvey C. Jones, Jr.*   Chairman of the Board of Synopsys.

Aart J. de Geus**       President and Chief Executive Officer, Acting Chief
                        Financial Officer and Treasurer.

Chi-Foon Chan***        Executive Vice President, Office of the President.

William W. Lattin**     Executive Vice President, Dr. Lattin's business address
                        is 19500 N.W. Gibbs Drive, Beaverton, Oregon 97006.

Deborah Coleman*        Chairman and Chief Executive Officer of Merix
                        Corporation, a manufacturer of printed circuit boards.
                        Ms. Coleman's business address is 1521 Poplar Lane,
                        Forest Grove, Oregon 97116.

A. Richard Newton*      Professor of Electrical Engineering and Computer Science
                        at the University of California at Berkeley and Venture
                        Partner with the Mayfield Fund, a venture capital
                        partnership. Dr. Newton's business address is
                        Electronics Research

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
----                    -------------------------------
                        Laboratory, Room 512 Cory Hall #1774, Berkeley,
                        California 94720-1774

Steven C. Walske*       President and Chief Executive Officer and a director of
                        Parametric Technology Corporation, a supplier of
                        software products for mechanical computer-aided
                        engineering. Mr. Walske's business address is 128
                        Technology Drive, Waltham, Massachusetts 02154.

David C. Bullis***      Senior Vice President, Verification Systems Group.

Sally A. DeStefano***   Senior Vice President, Human Resources and Facilities.

Alain J.P. Labat***     Senior Vice President, Sales and Marketing.

Paul Lippe***           Senior Vice President, Business Development and Legal,
                        Secretary.

Except as otherwise indicated above, each of the persons named above has his or her business address at 700 East Middlefield Road, Mountain View, California 94043-4033.

Each of the persons named above is a citizen of the United States of America except for Dr. de Geus, who is a citizen of the Netherlands, Mr. Labat, who is a citizen of the Republic of France, and Dr. Newton, who is a citizen of Australia.

ITEM 4.  PURPOSE OF TRANSACTION.

        Synopsys sold the Common Shares pursuant to a program of regular divestment and not for the purpose or effect of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having such purpose or effect.

        Synopsys has publicly announced its intention to sell shares of the Common Stock in each fiscal quarter in an amount necessary to yield a profit of $2 million per fiscal quarter. The sales reported on this amendment to form 13D reflect the first two quarters of such sales. There are no pertinent exhibits relating to the sale of the Common Stock.

For exhibits pertaining to the original purchase of the Common Shares, see Exhibits 1 & 2 in the original 13D electronic filing. These exhibits, incorporated by reference, are copies of the Stock Purchase and the Investor Rights Agreements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b) Synopsys beneficially owns 988,361 Common Shares, constituting approximately 7.6% of the outstanding Common Shares. Synopsys has sole voting and dispositive power with respect to the 988,361 Common Shares owned by it. To Synopsys' knowledge, none of the persons named in Item 2 above owns any Common Shares.

        (c) Within the past 60 days, on dates ranging from Dec. 16, 1996 to Jan. 24, 1997, Synopsys sold a total of 218,181 shares of the Common Stock for a net profit of $4,000,001.17. From December 12, 1996 through December 19, 1996 Synopsys sold
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122,889 shares of Common Stock in a series of transactions at an average sale price of $30.77 per share, for a net profit of $2,000,001.15. From January 15, 1997 through January 24, 1997 Synopsys sold 95,292 shares of the Common Stock in a series of transactions at an average sale price of $35.49 per share, for a net profit of $2,000,000.02.

        Each sale of the Common Stock during this 60 day period was effected on the Nasdaq Market through Wessels, Arnold & Henderson, 601 Second Avenue, Suite #3100, Minneapolis, Minnesota 55402.

        (d) & (e) are not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

For exhibits pertaining to the original purchase of the Common Shares, see Exhibits 1 & 2 in the original 13D electronic filing. These exhibits, incorporated by reference, are copies of the Stock Purchase and the Investor Rights Agreements.

There are no new exhibits relating to the sale of the Common Stock.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1997                 SYNOPSYS, INC.

                                        By: /s/  Paul Lippe
                                           --------------------------------
                                           Senior Vice President, Business
                                           Development and Legal, Secretary


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